Exhibit 99.2

Algonquin Power & Utilities Corp. Re-establishes At-The-Market Equity Program

OAKVILLE, Ontario – August 15, 2022 – Algonquin Power & Utilities Corp. ("AQN") (TSX: AQN) (NYSE: AQN) announced today that it has re-established its at-the-market equity program (the "ATM Program"). The ATM Program allows AQN to issue up to U.S.$500 million (or the equivalent in Canadian dollars) of common shares of AQN from treasury ("Common Shares") to the public from time to time, at AQN's discretion, at the prevailing market price when issued on the Toronto Stock Exchange (the "TSX"), the New York Stock Exchange (the "NYSE") or on any other existing trading market for the Common Shares in Canada or the United States. The ATM Program is being re-established having lapsed following the withdrawal by AQN of its previous base shelf prospectus dated April 3, 2020 in connection with the filing of its current base shelf prospectus dated November 18, 2021.

The ATM Program provides AQN with additional financing flexibility should it be required or desirable in the future, and the volume and timing of distributions under the ATM Program, if any, will be determined at AQN's sole discretion. The ATM Program will be effective until December 19, 2023 unless terminated prior to such date by AQN or otherwise in accordance with the terms of the equity distribution agreement dated August 15, 2022 (the "Equity Distribution Agreement"). AQN intends to use the net proceeds from the ATM Program, if any, to fund acquisitions, general and administrative expenses, working capital needs, repayment of indebtedness and/or other general corporate purposes.

Sales of the Common Shares through the ATM Program will be made pursuant to the terms of the Equity Distribution Agreement entered into among AQN and RBC Dominion Securities Inc., CIBC World Markets Inc., National Bank Financial Inc., Scotia Capital Inc. and TD Securities Inc. (collectively, the "Canadian Agents") and RBC Capital Markets, LLC, CIBC World Markets Corp., National Bank of Canada Financial Inc., Scotia Capital (USA) Inc. and TD Securities (USA) LLC (the "U.S. Agents" and, together with the Canadian Agents, the "Agents").

Since the Common Shares will be distributed at the prevailing market prices at the time of the sale, prices may vary among purchasers and during the period of distribution. The ATM Program is being re-established pursuant to a prospectus supplement dated August 15, 2022  (the "Canadian Prospectus Supplement") to AQN's Canadian base shelf prospectus dated November 18, 2021 (the "Shelf Prospectus") and pursuant to a prospectus supplement dated August 15, 2022 (the "U.S. Prospectus Supplement") to AQN's U.S. base shelf prospectus dated November 18, 2021 (the "U.S. Shelf Prospectus") included in its U.S. registration statement on Form F-10 (the "Registration Statement"), filed with the U.S. Securities and Exchange Commission. The Canadian Prospectus Supplement, the Shelf Prospectus and the Equity Distribution Agreement have been filed and are available on SEDAR at www.sedar.com and the U.S. Prospectus Supplement, the U.S. Shelf Prospectus, the Registration Statement and the Equity Distribution Agreement have been filed and are available on EDGAR at www.sec.gov. Alternatively, the Agents will arrange to send copies of the Canadian Prospectus Supplement and the Shelf Prospectus or the U.S. Prospectus Supplement, the U.S. Shelf Prospectus and the Registration Statement, as applicable, upon request by contacting in Canada:

RBC Dominion Securities Inc. by mail at RBC Wellington Square, 8th Floor, 180 Wellington St. W., Toronto Ontario, M5J 0C2, attn: Distribution Centre or by email at Distribution.RBCDS@rbccm.com.

CIBC World Markets Inc. by mail at 161 Bay Street, 5th Floor, Toronto, ON M5J 2S8 or by telephone at 416-956-6378 or by email at Mailbox.CanadianProspectus@cibc.com.

Scotia Capital Inc. by mail at Scotia Plaza, 64th Floor, 40 King Street West, Toronto, ON M5H 3Y2, attn: Equity Capital Markets, by email at equityprospectus@scotiabank.com or by telephone at 416-863-7704.

National Bank Financial Inc. by mail at 130 King St W Suite 3200, Toronto, ON M5X 1J9, by email at Brendan.costigan@nbc.ca or by telephone at 416-869-8575.

TD Securities Inc. by mail at 1625 Tech Avenue, Mississauga, Ontario L4W 5P5, attn: Symcor, NPM, by email at sdcconfirms@td.com or by telephone at 289-360-2009.

or in the U.S.:

RBC Capital Markets, LLC by mail at 200 Vesey Street, 8th Floor, New York, NY 10281-8098, attn: Equity Syndicate, by email at equityprospectus@rbccm.com or by telephone at 877.822.4089.

CIBC World Markets Corp. by email at Mailbox.USProspectus@cibc.com.

National Bank of Canada Financial Inc. by mail at 65 East 55th Street, 8th Floor, New York, NY 10022, by email at Brendan.costigan@nbc.ca or by telephone at 416-869-8575.

Scotia Capital (USA) Inc. by mail at 250 Vesey Street, 24th Floor, New York, NY 10281, attn: Equity Capital Markets, by email at equityprospectus@scotiabank.com or by telephone at 212-225-6853.

TD Securities (USA) LLC by mail at 1 Vanderbilt Avenue, New York, NY, 10017, attn: Equity Capital Markets, or by email at USTMG@tdsecurities.com.

This news release shall not in any circumstances constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to the registration or qualification under the applicable securities laws of any jurisdiction.

All dollar amounts referenced herein are in U.S. dollars unless otherwise noted.

About Algonquin Power & Utilities Corp. and Liberty

Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility with over $17 billion of total assets. Through its two business groups, the Regulated Services Group and the Renewable Energy Group, AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of electric generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. AQN is a global leader in renewable energy through its portfolio of long-term contracted wind, solar, and hydroelectric generating facilities. AQN owns, operates, and/or has net interests in over 4 GW of installed renewable energy capacity.

AQN is committed to delivering growth and the pursuit of operational excellence in a sustainable manner through an expanding global pipeline of renewable energy and electric transmission development projects, organic growth within its rate-regulated generation, distribution, and transmission businesses, and the pursuit of accretive acquisitions and value enhancing recycling of assets.

AQN's common shares, Series A preferred shares and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares, Series 2018-A subordinated notes, Series 2019-A subordinated notes and equity units are listed on the New York Stock Exchange under the symbols AQN, AQNA, AQNB, and AQNU, respectively.

Caution Regarding Forward-Looking Statements

Certain statements included in this news release constitute ''forward-looking information'' within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws and ''forward-looking statements'' within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ''forward-looking statements"). The words "will", “intends”, "expects", and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements in this news release include the anticipated sale and distribution of Common Shares under the ATM Program, the volume and timing of the sale and distribution of Common Shares under the ATM Program and the expected use of proceeds under the ATM Program. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. AQN cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors and assumptions include those set out in AQN’s Management Discussion and Analysis and Annual Information Form for the year ended December 31, 2021, and in AQN's Management Discussion & Analysis for the three and six months ended June 30, 2022 (the "Interim MD&A"), each available on SEDAR and EDGAR, and those set out in the Canadian Prospectus Supplement and U.S. Prospectus Supplement. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, AQN undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.

Investor Inquiries:

Amelia Tsang
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500

Media Inquiries:

Stephanie Bose
Director, Corporate Communications
Algonquin Power & Utilities Corp.
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500